16003296

:DSTATES
:CHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 23 2016
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44171

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Ramsey King Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Tomlin Circle
(No. and Street)

Burr Ridge (City) IL (State) 60527 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary R. King 630-789-0607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mrazek & Associates, LLC
(Name – *if individual, state last, first, middle name*)

9501 West 144th Place, Suite 104 (Address) Orland Park (City) IL (State) 60462 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mary R. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Ramsey King Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary R King
Signature

CEO / President
Title

William Brockob
Notary Public

WILLIAM F BROCKOB
Official Seal
Notary Public - State of [illegible]
My Commission Expires Sep 9, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. RAMSEY KING SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

CONTENTS

Kirk W. Mrazek
Certified Public Accountant
9501 W. 144th Place-Suite 104
Orland Park, Illinois 60462
708-966-2651

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M. Ramsey King Securities, Inc.

We have audited the accompanying statement of financial condition of M. Ramsey King Securities, Inc. (an Illinois corporation), as of December 31, 2015, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of M. Ramsey King Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Ramsey King Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of M. Ramsey King Securities, Inc.'s financial statements. The supplemental information is the responsibility of M. Ramsey King Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240. 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kirk W. Mrazek CPA

Orland Park, Illinois
February 12, 2016

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 1,101,082
Deposit with clearing organization	114,159
Accounts receivable - clearing organization	216,325
Accounts receivable - other	30,109
Prepaid expenses	14,782
Furniture and equipment, less accumulated depreciation of $51,205	2,107
Other	3,300
Total assets	$ 1,481,864

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable - broker-dealers	$ 58,626
Accounts payable and accrued expenses	45,942
Total liabilities	104,568
Shareholder's equity:	
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	75,000
Retained earnings	1,301,296
Total shareholder's equity	1,377,296
Total liabilities and shareholder's equity	$ 1,481,864

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions	$ 2,545,768	
Commentary	777,110	
Interest	25,497	
Total revenues		$ 3,348,375
Expenses:		
Compensation and related expenses	1,221,889	
Communications and data processing	282,165	
Floor brokerage commissions and clearing fees	1,226,381	
Other	328,469	
Total expenses		3,058,904
Net income		$ 289,471

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at beginning of year	$ 1,000	$ 75,000	$ 1,262,288	$ 1,338,288
Net income	0	0	289,471	289,471
Distributions to shareholder	0	0	(250,463)	(250,463)
Balances at end of year	$ 1,000	$ 75,000	$ 1,301,296	$ 1,377,296

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net income	$ 289,471	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,681	
Effects of changes in operating assets and liabilities:		
Receivables and prepaid expenses	25,069	
Accounts payable and accrued expenses	(42,543)	
Net cash provided by operating activities		$ 275,678
Cash flows from financing activities:		
Distributions paid to shareholder		(250,463)
Net increase in cash		25,215
Cash at beginning of year		1,075,867
Cash at end of year		$ 1,101,082

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

M. Ramsey King Securities, Inc. (the Company) is a fully disclosed, introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides security execution services for companies throughout the United States and generally requires no collateral from its customers. The Company also receives revenues from the issuance of its daily investment report.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Receivables from broker-dealers represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts receivable balances, adverse situations that may affect the customers' and entities' ability to pay, and current economic conditions. Accounts receivable are charged off when management deems the receivable balance to be uncollectible.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Depreciation

Furniture and equipment are stated at cost and depreciated over the estimated useful lives of the assets using accelerated methods.

Subsequent Events

Management has evaluated subsequent events through February 12, 2016, which is the date the financial statements were available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, the shareholder provided office space to the Company without charge.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed, introducing broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2015, the Company had net capital of $1,336,222, which was $1,329,247 in excess of its required net capital of $6,975. The Company's net capital ratio was 0.078 to 1.0.

NOTE 4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2012.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at December 31, 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accrual for interest and penalties at December 31, 2015.

NOTE 5. MAJOR CUSTOMERS

Three customers accounted for 49% of the Company's commission revenues for the year ended December 31, 2015.

NOTE 6. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances, and clearing organization receivable and deposit balances.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company has accounts receivable from and a clearing deposit at one clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 7. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In connection with the clearing broker, the Company seeks to control the risks with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the guidelines is monitored daily, and pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

NOTE 8. CASH FLOW DISCLOSURES

The Company paid $43,364 in interest and $6,541 in state replacement taxes.

SUPPLEMENTARY INFORMATION

M. RAMSEY KING SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Total shareholder's equity qualified for net capital	$ 1,377,296
Deductions:	
Non-allowable assets:	
Accounts receivable - other	(23,690)
Prepaid expenses	(14,782)
Furniture and equipment	(2,107)
Net capital before haircuts on securities positions	1,336,717
Haircuts on securities	(495)
Net capital	$ 1,336,222

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 6,975
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 6,975
Excess net capital	$ 1,329,247

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 104,568
Ratio: Aggregate indebtedness to net capital	0.078

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2015)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,388,530
Audit adjustments:	
Reduction in accounts receivable	(18,071)
Increase in non-allowable receivables	(23,690)
Increase in account payable	(10,547)
Net capital	$ 1,336,222

Kirk W. Mrazek
Certified Public Accountant
9501 W. 144th Place-Suite 104
Orland Park, Illinois 60462
708-966-2651

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M. Ramsey King Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M. Ramsey King Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which M. Ramsey King Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) M. Ramsey King Securities, Inc. stated that M. Ramsey King Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M. Ramsey King Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M. Ramsey King Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kirk W. Mrazek, CPA

Orland Park, Illinois
February 12, 2016

The Exemption Report

We as members of management of M. Ramsey King Securities, Inc. are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(k(2)(ii))* (the "exemption provisions"). We have performed an evaluation of M. Ramsey King Securities, Inc. compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M. Ramsey King Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(k(2)(ii))* (the "exemption provisions") and

2) we met the identified exemption provisions for the period from January 1, 2015 to December 31, 2015 without exception.

President/CEO

93 Tomlin Circle, Burr Ridge, Illinois 60527
T 630/789-0607 F 630/789-6044 E maryrking@ramkingsec.com
www.mramseyking.com

Kirk W. Mrazek
Certified Public Accountant
9501 W. 144th Place-Suite 104
Orland Park, Illinois 60462
708-966-2651

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of M. Ramsey King Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by M. Ramsey King Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating M. Ramsey King Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. M. Ramsey King Securities, Inc.'s management is responsible for M. Ramsey King Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. (Copy of check), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Financial statements), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kirk W. Mrazek, CPA

Orland Park, Illinois
February 12, 2016

M. RAMSEY KING SECURITIES, INC.
SIPC-7 GENERAL ASSESSMENT RECONCILIATION
SCHEDULE OF ASSESSMENT AND PAYMENTS
AS OF DECEMBER 31, 2015

General Assessment	$ 5,253
Less payment made with SIPC-6	(2,792)
Less payment made with SIPC-7	(2,461)
Assessment balance due (overpaid)	$ -

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Total revenue	$ 3,348,376
Additions:	-
Deductions:	
- Revenues from mutual funds, insurance companies, advisory services & unit investment trusts.	-
- Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,221,759
- Net gain from securities in investment accounts.	-
- 100% of commissions earned from transactions in (i) CD's and (ii) T-bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
- Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business.	-
- Other revenue not related to the securities business	-
- Total interest and dividend expense (not in excessof total interest and dividend income)	25,497
Total deductions	1,247,256
SIPC Net Operating Revenues	$ 2,101,120
General Assessment @ .0025	$ 5,253